FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington D.C. 20549

REPORT OF FOREIGN ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 OF THE
SECURITIES EXCHANGE ACT OF 1934

For the month of December 2008

Commission File Number: 001-33863

XINYUAN REAL ESTATE CO., LTD.

 27/F, China Central Place, Tower II
79 Jianguo Road, Chaoyang District
Beijing 100025
People’s Republic of China

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☑                    Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐                    No ☑

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):

82-      N/A

TABLE OF CONTENTS

Page
Signature	4
Exhibit Index	5

EX-99.1 Press Release regarding acquiring New York city development site

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Acquiring New York City Development Site

Xinyuan Real Estate Co., Ltd. (“Xinyuan”) (NYSE: XIN), a residential real estate developer with a focus on high growth, strategic cities in China, today announced that its U.S. development arm, XIN Development Group International, Inc. (“XIN” and collectively with Xinyuan, the “Company”) has acquired a parcel of land, located at Kent Avenue and South 8th Street, in the Williamsburg neighborhood of Brooklyn, New York. XIN purchased the Williamsburg development site for US$54.2 million.

3

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Xinyuan Real Estate Co., Ltd.

By:
Name: Title:	Tom Gurnee Chief Financial Officer

Date:  September 28, 2012

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EXHIBIT INDEX

Exhibit No.	Description
99.1	Press Release regarding acquiring New York city development site

5